[DAVIS POLK LETTERHEAD]

November 13, 2009

Re:
Cobalt International Energy, Inc. (the "Company")
Registration Statement on Form S-1 (the "Registration Statement")
File No. 333-161734

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission (the "Commission")
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall:

        This letter relates to the Company's Registration Statement, as amended through Amendment No. 2 on October 29, 2009. As requested by the Commission, please find enclosed the sections of the Registration Statement titled "Capitalization" and "Dilution," updated to reflect the price range and share number information we expect to include in Amendment No. 3 to the Registration Statement to be filed shortly.

        To the extent that you have any questions regarding this letter or its attachments, please do not hesitate to contact me at (212) 450-4674.

Sincerely,
/s/ RICHARD D. TRUESDELL, JR., ESQ.
Richard D. Truesdell, Jr., Esq.
cc:
Parker Morrill
Joseph H. Bryant
David J. Beveridge, Esq.
Christopher J. Cummings, Esq.